UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date January 7, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

ANNOUNCEMENT
DECLARATION OF BUY-BACK ALTERNATIVE

Reference is made to the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 10 July 2009 in relation to, inter alia, the absorption of Shanghai Airlines and the circular of the Company dated 25 August 2009 in relation to the absorption of Shanghai Airlines (the ‘‘Circular’’). Terms used herein shall have the same meanings as ascribed to them in the Circular.

The Company announces that, in order to be entitled to exercise the Buy-back Alternative, a CEA Dissenting Shareholder shall continuously hold the Shares representing the Effective Dissenting Votes until Monday, 11 January 2010. Any CEA Dissenting Shareholder who intends to exercise the Buy-back Alternative should declare the election during the period from Tuesday, 12 January 2010 to Thursday, 14 January 2010 between 9:30 a.m. to 11:30 a.m. and 1:00 p.m. to 3:00 p.m. (Hong Kong time) (the “Declaring Period”) in person or by fax to the board secretariat department of the Company at fax no: +86 21 6268 6116.

As stated in the Circular, any investor whose H Shares are held by nominee or trustee (for example, any H Shares held through CCASS operated by Hong Kong Securities Clearing Company Limited by any CCASS broker/custodian participant) and has requested such nominee or trustee to vote against the Absorption Proposal at the EGM and desire to exercise the Buy-back Alternative, such investor should give instructions and arrange with its nominee or trustee so that such nominee or trustee can declare the election of the Buy-back Alternative during the Declaring Period.

For those CEA Dissenting Shareholders who, during the Declaring Period, fail to declare the election or provide the necessary evidence to the satisfactory of the Company evidencing that it is a CEA Dissenting Shareholder (including but not limited to, share certificate evidencing that it holds the Shares representing the Effective Dissenting Votes on the date of the EGM and the Buy-back Alternative Exercise Day), the Buy-Back Alternative will not be available to those Shareholders.

In relation to the details of the Buy-Back Alternative, please contact Mr. Wang Jian or Mr. Xiong Qizhi of the Company at +86 21 2233 0932.

By order of the Board
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)

Shanghai, the PRC
7 January 2010